UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the Company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc. Unless otherwise indicated amounts in this semi-annual report are in thousands except for share data.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2025 (“Interim 2025”) and the six-month period ended June 30, 2024 (“Interim 2024”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview and Recent Events

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, TerraCycle, Inc. (“TCI Parent”) who owns 100% of our common stock, which comprises 72% of total TerraCycle US Inc. equity while the remaining 28% is held by shareholders from our Regulation A offering. Our Regulation A offering was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC, is our operating subsidiary and has been in operation in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic operating subsidiaries, TerraCycle Regulated Waste, LLC, Complete Recycling Solutions, LLC and North Coast Services, LLC.

On May 31, 2023, the Company acquired 100% of Complete Recycling Solutions, LLC (“CRS”), a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts. On September 1, 2024, the Company acquired 100% of North Coast Services, LLC (“North Coast”). North Coast provides specialty waste handling and recycling services in the New England area of the United States.

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations to effectuate a 100:1 stock split. All share and per share amounts are presented on a post-split basis.

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers, or what we refer to as “brands”, retailers, organizations and consumers who pay us to recycle a product and/or package they manufactured or used.

We conduct our business exclusively through our domestic operating subsidiaries, which have generated revenues each year since acquisition. We conduct our business operations in three categories of principal products and services that we refer to as Programs, Direct and Commercial.

Programs include the designs and administration of turnkey programs that bring manufacturers or brands and consumers together to recycle certain categories of products and/or packaging that the manufacturers produce, and the consumers used. These programs are sponsored and funded by manufacturers or brands.

Direct includes the recycling services we offer direct to customers through e-commerce platforms. Through this service, Zero Waste Boxes are shipped to customers to be returned once filled with the applicable waste stream. These services are not sponsored by a manufacturer or brand but rather paid for by consumers or businesses.

Commercial includes the services we offer to businesses for the effective and compliant collection and processing of a wide range of waste streams in addition to regulated, universal and hazardous waste.

Description of Business Segment

Effective January 1, 2025, the parent company implemented an internal reorganization. This reorganization also impacted the Company. The reportable segments previously disclosed in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024, were revisited. Due to the reorganization, the Company now reports as one operating segment, TerraCycle US Inc.

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. Due to the reorganization, prior period financial information previously reported by segment have been recast to conform to the current segment presentation.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies were described in Note 2 of the audited consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024. There have been no material changes to any of the Company’s significant accounting policies contained therein. During the process of analyzing our business operations, the Company reclassified certain selling, general and administrative expenses to cost of sales that was implemented effective January 1, 2025, the prior period statement of operations have been recast to conform to the current statement of operations presentation (for additional information see Note 2 of our financial statements).

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the six months ended June 30, 2025 and 2024 are as follows:

	(In thousands)
	Six Months Ended June 30,		Change
	2025	2024	$	%

Sales	$22,912	$20,600	$2,312	11
Cost of sales	12,864	11,553	1,311	11
Gross profit	10,048	9,047	1,001	11
Operating expenses
Selling, general and administrative expenses	7,879	8,780	(901)	(10)
Foreign currency exchange	1	1	-	-
Income from operations	2,168	266	1,902	715
Other expenses:
Interest income	(187)	(121)	(66)	55
Interest expense	160	122	38	31
Other expense	440	-	440	(100)
Total other expenses	413	1	412	(100)
Income before provision for income taxes	1,755	265	1,490	562
Provision for income taxes	474	74	400	541
Net income	$1,281	$191	$1,090	571

Sales

For the six months ended June 30, 2025, our consolidated sales increased by $2,312 or 11%, to $22,912, up from $20,600, in the six months ended June 30, 2024, primarily due to revenue generated from the acquisition of North Coast and the remainder from an increase in waste collected and processed as demand for our Direct and Commercial principal products and services continues to grow.

Gross profit and margin

Gross profit of $10,048 for the six months ended June 30, 2025, increased $1,001, or 11%, compared to $9,047 in the prior year driven by the increase in sales, primarily related to North Coast. Gross margin for the 6-months ended June 30, 2025 was 44%, consistent with the same period prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) of $7,879 for the six months ended June 30, 2025, decreased $901 or 10%, compared to the prior year. This decrease was driven primarily by a reduction in headcount and other actions taken by Management to proactively reduce discretionary spending, partially offset by increases in Zero Waste Box directed marketing-related expenses and the incremental expenses relating to the acquisition of and ongoing business operations of newly acquired North Coast.

Other expenses

Other expenses for the six months ended June 30, 2025, was $413 compared to $1 in the prior year. The increase of $412 was due to a one-time legal settlement that resulted in a contingent loss whereas no such charge was recorded during the six months ended June 30, 2024.

Provision for income taxes

The income tax provision increased to approximately $474 for the six months ended June 30, 2025, compared to $74 for the same period in the prior year, primarily due to higher pre-tax income.

Net income

Net income increased to approximately $1,281 for the six months ended June 30, 2025, compared to $191 for the same period in the prior year, an increase of $1,090.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Net cash used in operating activities was approximately $294 for the six months ended June 30, 2025, compared to net cash provided of $1,469 for the same period in the prior year, primarily due to unfavorable changes in working capital primarily relating to the timing of collections of accounts receivable.

Investing Activities

Net cash used in investing activities was approximately $285 for the six months ended June 30, 2025, compared to $1,232 for the same period in 2024, primarily reflecting a decrease in cash used to fund leasehold improvements and acquire property, plant and equipment .

Financing Activities

Net cash used in financing activities was approximately $508 for the six months ended June 30, 2025, compared to $1,166 for the same period in 2024, reflecting dividend payments of $425 to common and preferred shareholders and repayment of mortgage notes of $83.

Capital Resources

Management believes that the Company’s existing cash balances of $3,250 at June 30, 2025, along with cash expected to be generated from future operations as well as access to the $5,000 line of credit, will be sufficient to fund activities for the foreseeable future.

Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio of no less than 1.250 to 1.000 and tangible net worth requirement leverage ratio not more than 3.000 to 1.000, or three times. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate(“SOFR”). Adjusted Term SOFR means the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis points) (the “Index”). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50% (the “Floor”). As of June 30, 2025, the Company had no outstanding balance on the Line of Credit.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan was $300 and was subject to interest at 5.75%. The mortgage note was paid in full on February 7, 2024, for principal and accrued interest of $312. For details see Note 9 to the accompanying unaudited financial statements.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan was $300 and is subject to interest at 4.50%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $143 and $154 at June 30, 2025 and December 31, 2024, respectively.

The Company entered into a term loan agreement with TCI on July 1, 2019, as amended, under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25% based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2026. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was false in any material respect at the time it was made. As at June 30, 2025 and December 31, 2024, respectively, the balance of the Company’s loan to TCI pursuant to this agreement was $5,022 and $2,723, respectively. The term loan agreement and amendment are attached to this report as Exhibits 6.4 and 6.5, respectively.

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI to cover items such as payroll.

On June 30, 2025 and December 31, 2024, the Company had a net related party short term receivable from TCI in the amount of $5,022 and $2,723, respectively. On June 30, 2025 and December 31, 2024 the Company had a net related party receivable from other subsidiaries of TCI in the amount of $11 and $12, respectively, and a net related party payable to other subsidiaries of TCI in the amount of $390 and $292, respectively.

The Company did not allocate office and related expenses to TCI and its subsidiaries for the six months ended June 30, 2025, compared to an allocation of $57 for the same period in 2024. These amounts, when incurred, are recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired a property at 401 South Highland Avenue, Aurora, IL (“the Chicago Property”) for total purchase price of $5,700. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan at $4,560 with an annual interest rate of 5.21%. Monthly payments of $31 will be paid for 119 months until a final balloon payment of $2,899 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,215 and $4,288 at June 30, 2025 and December 31, 2024, respectively.

The Company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the Company’s debt obligations and lease commitments, see Notes 8, 9 and 10 to the accompanying financial statements.

Trend Information

Management Plans

General Market Trends

•	We believe that the revenue in the business should continue growing, while costs are continually being monitored closely.

•	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

•	Future macroeconomic volatility and changes to tariffs and trade policies could have an unfavorable impact on the Company’s operating results. To mitigate these risks, the Company can and may implement price increases, reduce costs, defer capital improvements and/or access cash reserves or its untapped revolving credit facility to maintain liquidity.

The Company is seeking new capital to provide the funding needed to continue acquiring other recycling companies, primarily in the Commercial area of our business, which includes Regulated Waste.

Item 2.

None.

Item 3.

TerraCycle US Inc.

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2025 and 2024

TerraCycle US Inc.

TerraCycle US Inc.

Consolidated Balance Sheets

(Unaudited)

(In $ thousands, except share data)
	June 30,	December 31,
	2025	2024
Assets
Current Assets
Cash	$3,250	$4,337
Accounts receivable, net of $195 and $273, respectively	6,411	5,175
Related party receivable, net	5,033	2,794
Inventory, net	1,602	1,431
Prepaid expenses and other current assets	193	511
Total current assets	16,489	14,248
Long term assets
Property, plant and equipment, net	10,861	10,827
Operating lease right-of-use assets	5,136	5,600
Goodwill	4,245	4,245
Other intangible assets, net	5,999	6,270
Total assets	$42,730	$41,190
Liabilities and Stockholders' Equity
Current liabilities
Current portion of long-term debt	$173	$168
Short-term operating lease liabilities	908	1,132
Accounts payable	1,598	1,486
Related party payables	390	292
Accrued redemption points	489	495
Accrued expenses and other current liabilities	3,109	2,718
Deferred tax liability	565	565
Deferred income	4,580	3,964
Total current liabilities	11,812	10,808
Long-term debt, net of current portion	4,185	4,273
Long-term operating lease liabilities	4,412	4,633
Total liabilities	20,409	19,726
Commitment and contingencies (note 10)
Stockholders' equity:
Common stock, par value $0.001 per share, 80,113,400 shares authorized:
50,000,000 shares issued and outstanding at June 30, 2025 and December 31, 2024	-	-
Preferred stock, par value $0.0001 per share; 30,113,400 shares authorized:
Non-voting Class A – 25,000,000 shares authorized: 19,617,300 and 19,614,200 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively;
liquidation preference of $196,173 at June 30, 2025	-	-
Additional paid-in capital	18,751	18,751
Retained earnings	3,570	2,713
Total stockholders' equity	22,321	21,464
Total liabilities and stockholders' equity	$42,730	$41,190

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Operations

(Unaudited)

(In $ thousands)
	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
Net sales	$22,912	$20,600
Cost of sales	12,864	11,553
Gross profit	10,048	9,047
Operating expenses
Selling, general and administrative expenses	7,879	8,780
Foreign currency exchange	1	1
Total operating expenses	7,880	8,781
Income from operations	2,168	266
Other (income) expenses:
Interest income	(187)	(121)
Interest expense	160	122
Other expense	440	-
Total other expenses	413	1
Income before provision for income taxes	1,755	265
Provision for income taxes	474	74
Net income	$1,281	$191

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Equity

(Unaudited)

(In $ thousands)
	Common Stock		Preferred Stock		Additional Paid in	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity
Balance at January 1, 2024	$-	50,000,000	$-	19,617,300	$18,750	$2,816	$21,567
Dividend distribution	-	-	-	-	-	(954)	(954)
Net income	-	-	-	-	-	851	851
Balance at December 31, 2024	-	50,000,000	-	19,617,300	18,750	2,713	21,464
Dividend distribution	-	-	-	-	-	(424)	(424)
Net income	-	-	-	-	-	1,281	1,281
Balance at June 30, 2025	$-	50,000,000	$-	19,617,300	$18,750	$3,570	$22,321

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(In $ thousands)
	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
Cash flows from operating activities
Net income	$1,281	$191
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	271	194
Depreciation	261	228
Bad debts	(78)	22
Loss on disposal of property and equipment	(10)	-
Operating lease assets	492	380
Changes in operating assets and liabilities:
Accounts receivable, net	(1,158)	49
Related party receivables, net	(2,239)	(1,812)
Inventory, net	(171)	62
Prepaid expenses and other current assets	318	586
Note receivable	-	1,215
Accounts payable	113	167
Related party payables	98	151
Accrued redemption points	(6)	9
Accrued expenses and other current liabilities	391	(110)
Operating lease liabilities	(474)	(354)
Deferred income	617	491
Net cash (used in) provided by operating activities	(294)	1,469
Cash flows from investing activities
Purchase of property and equipment	(131)	(541)
Proceeds from sale of property and equipment	13	-
Purchase of leasehold improvements	(167)	(691)
Net cash used in investing activities	(285)	(1,232)
Cash flows from financing activities
Repayment of long-term debt	(83)	(213)
Dividends paid	(425)	(953)
Net cash used in financing activities	(508)	(1,166)
Net decrease in cash	(1,087)	(929)
Cash, beginning of year	4,337	8,186
Cash, end of year	$3,250	$7,257
Supplemental disclosure of cash flow data:
Interest paid	$116	$122
Cash paid for operating leases	$569	$444
Cash paid for income taxes	$228	$20

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries that are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI has only holding company activities.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for recycling or repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

The Company’s significant accounting policies were described in Note 2 to the audited consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024, there have been no material changes to any of the significant accounting policies contained therein. In the opinion of management, all adjustments considered necessary for a fair presentation of these interim financial statements have been included.

In the first quarter of 2025, there was an internal reorganization of the parent company, which also impacted the Company. Therefore, the reportable segments previously disclosed in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024, were revisited.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”), which in our case is our Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. Due to the re-segmentation that was implemented commencing January 1, 2025, prior period segment amounts have been recast to conform to the current segment presentation. The CODM evaluates, oversees, and manages the Company’s operations and financial performance through one reportable segment at the consolidated level. See Note 12.

The Company’s reportable segment derives revenue from recycling services that include designing and managing sponsored waste collection programs, direct sales of zero waste boxes, and commercial recycling of regulated and non-regulated waste. Revenues arise from fees for waste collection, processing, program management, and sales of repurposed materials.

Cost of Sales

Cost of sales represents expenses directly related to the services the Company provides to generate revenue. These costs include direct labor (warehouse personnel and driver salaries), raw materials, indirect costs: salaries and wages (for departments serving our customers and managing waste collections), warehouse depreciation, amortization of intangible assets related to our waste processing software, warehouse utilities, rent and taxes. In prior periods, some of these costs were presented as selling, general and administrative expenses. Due to the reclassification of certain selling, general & administrative expenses to cost of sales that was implemented effective January 1, 2025, the prior period statement of operations have been recast to conform to the current statement of operations presentation. Prior period presentation for the six months ended June 30, 2024:

Six Months Ended
June 30, 2024
Cost of Sales	$8,707
Selling, general and administrative expenses	11,625

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company plans to adopt ASU 2023-09 at the effective date. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve the disclosures about a public business entity’s expense in commonly presented expense captions. The amendments in this Update apply to all public business entities and effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

The acquisition is accounted for in accordance with FASB ASC Topic 805, Business Combinations (“ASC 805”). Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of the Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

2024 Acquisition

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC (“NCRS”) for a total Purchase Price of $4,573, net of cash acquired. NCRS provides specialty waste handling and recycling services in the New England area of the United States.

The Company believes that the information gathered to date provides a reasonable basis for the valuation of the fair value of assets acquired and liabilities assumed but the purchase price allocation for this acquisition is preliminary. The Company has recorded preliminary estimates for the acquisition and will record adjustments, if any, to the preliminary amounts upon finalization of the valuation. Such changes are not expected to be significant. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

NCRS Acquisition
Cash consideration	$3,613
Note payable	1,087
Working capital adjustment	33
Total purchase price	$4,733
Asset acquired:
Cash	$160
Accounts receivable	390
Prepaid expenses	39
Fixed assets	249
Operating lease asset	721
Goodwill	1,781
Customer relationships	2,330
Total assets	5,670
Less liabilities assumed:
Accounts payable	(107)
Short-term operating lease liability	(185)
Deferred liability	(109)
Long-term operating lease liability	(536)
Total liabilities	(937)

Net assets acquired	$4,733

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships asset is being amortized on a straight-line basis over a period of 15 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Customer relationships was valued using the multi-period excess earnings method of the income approach valuation.

Note 4- Inventory

Inventory consists of the following:

	June 30, 2025	December 31, 2024
Raw Materials	$1,521	$1,307
Finished Goods	271	314
	1,792	1,621
Less, reserve for obsolete inventory	(190)	(190)
Inventory, net	$1,602	$1,431

Note 5 - Property and Equipment

Property and equipment, net consists of the following as of June 30, 2025 and December 31, 2024:

	Estimated	June 30,	December 31,
	Useful lives	2025	2024
Land		$32	$32
Vehicles	5 years	294	294
Machinery and equipment	7 years	1,683	1,554
Buildings and improvements	39 years	10,244	10,078
Computer equipment	3 years	79	79
Furniture and fixtures	7 years	37	37
		12,369	12,074
Less accumulated depreciation		(1,508)	(1,247)
Property and equipment, net		$10,861	$10,827

For the six months ended June 30, 2025 and 2024, depreciation expense amounted to approximately $261 and $228, respectively.

Note 6 – Intangible Assets

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated	June 30,	December 31,
	Useful lives	2025	2024
Patents and trademarks	15 years	$1,557	$1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	4,406	4,406
Other intangibles	5 years	79	79
		7,514	7,514
Less accumulated amortization		(1,515)	(1,244)
Intangible assets, net		$5,999	$6,270

Amortization expense for the six months ended June 30, 2025 and 2024 was approximately $271 and $194, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 7 - Related Party Transactions

On a regular basis, the Company enters various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as funding TCI to cover items, such as payroll.

On June 30, 2025 and December 31, 2024, the Company has a net related party short term receivable from TCI in the amount of $5,022 and $2,723, respectively. On June 30, 2025 and December 31, 2024 the Company has a net related party receivable from other subsidiaries of the parent company in the amount of $11 and $12, respectively, and has a net related party payable to other subsidiaries of the parent company in the amount of $390 and $292, respectively.

The Company allocated $200 and $57 for the six months ended June 30, 2025 and 2024, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Note 8 – Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis point). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such time be deemed to be 0.50%.

As of June 30, 2025, the Company had no outstanding balance on the Line of Credit.

Note 9 - Debt Obligations

On March 27, 2014, the Company entered a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. On February 7, 2024, the Company paid off the principal and accrued interest of $132. The mortgage note was payable in monthly installments of $2 which includes principal plus interest at 5.75%. The mortgage note payable was secured by the building. There was no balance outstanding under the mortgage note payable at June 30, 2025 and December 31, 2024, respectively.

On May 26, 2016, the Company entered a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $143 and $154 at June 30, 2025 and December 31, 2024, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,215 and $4,288 at June 30, 2025 and December 31, 2024, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2025 are as follows:

Amount
2025 (excluding the six months ended June 30, 2025)	$86
2026	178
2027	187
2028	197
2029	207
Thereafter	3,503
Total	$4,358

Note 10 - Commitments and Contingencies

Leases

Under ASU Topic 842, Leases, the Company determined if an arrangement is a lease at inception. Right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also include any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally for 12 months after the end of the original lease term. The determination of whether to include any renewal options in the lease term is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of June 30, 2025 and December 31, 2024.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company pays property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor. In December of 2023, the Company entered into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

Lease expense included in the consolidated statements of operations for the six months ended June 30, 2025 and 2024 is shown below:

	June 30, 2025	June 30, 2024
Operating lease expense	$587	$471
Short-term lease expense	187	85
Variable lease cost	280	271
Sublease rental income	(221)	(221)
Total lease expense	$833	$606

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

The following is a schedule, by years of maturities of lease liabilities as of June 30, 2025:

Total Operating Lease Payments
2025 (excluding the six months ended June 30, 2025)	$578
2026	1,095
2027	784
2028	616
2029	509
Thereafter	2,568
Total minimum lease payments	$6,150
Less amount representing imputed interest	(830)
Present value of lease obligations	$5,320

Weighted average remaining lease term (years)	3.2
Weighted average discount rate	3.82%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 11 – Stockholders’ Equity

Voting Right, the holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Non-Voting Class A Preferred Stock (“Class A Preferred Stock”) do not hold any voting or consent rights.

Dividends, the Company must declare a dividend equal to at least 50% of its after-tax profits earned in the prior fiscal year (as determined in the sole discretion of the board of directors) to be paid to the holders of its Common Stock and Class A Preferred Stock pro rata based on the relative number of shares that are outstanding as of the applicable record date.

Liquidation Preference, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A preferred stock are entitled to receive $1.00 per share from the assets of the Company available for distribution to its stockholders before any payment of such amount to the holders of Common Stock.

Repurchase Option, the Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value.

Conversion, upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

Note 12 - Segments

The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results the Chief Executive Officer who is also the Chief Operating Decision Maker (“CODM”) regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. Our CODM does not evaluate the operating segment using asset or liability information. Consolidated net income is the measure of segment profit used by the CODM in making decisions regarding resource allocation and assessing performance, which is also reported on the consolidated statements of operations. The CODM relies on consolidated net income in making decisions regarding resource allocation and evaluating financial performance.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

The CODM does not review expense items at a level lower than the consolidated level. Information for the Company’s reportable segment, including the reconciliation to income before income taxes, is provided in the following table for the six months ending June 30, 2025 and 2024:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
TCUSI Sales	$22,912	$20,600
Less:
Cost of sales	12,651	11,552
Segment gross profit	10,261	9,048
Less:
Selling, general and administrative expenses	4,120	2,634
Depreciation and amortization	532	422
Other segment items	3,854	5,727
Income before income taxes(1)	$1,755	$265

(1)	Other segment items include certain operating expenses that are not regularly provided to the CODM and that are identifiable with that segment, including interest expense and intercompany transactions.

Note 13 – Subsequent Event

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations to split its designated “Common Stock” and “Preferred Stock” on a 100 for 1 basis. The total number of shares of Common Stock that the Company is authorized to issues was increased to 80,113,400 after the split. The total number of Preferred Stock that the Company is authorized to issue was increased to 30,113,400 after the split. Accordingly, all share and per share amounts for all periods presented in the condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

The Company has evaluated subsequent events from the balance sheet date through September 29, 2025, the issuance date of these unaudited interim consolidated financial statements.

Item 4. Exhibits

The  documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	License, Royalty and Reimbursement Agreement #
6.2	Rental Agreements (1)
6.3	GRN Movement Agreement (2)
6.4	Term Loan Agreement (3)
6.5	Amendment to Term Loan Agreement (3)
6.6	HBS Agreement (4)*
6.7	Purchase and Sale Agreement (4)*
6.8	First Amendment to Purchase and Sale Agreement (4)
6.9	Second Amendment to Purchase and Sale Agreement (4)
6.10	Third Amendment to Purchase and Sale Agreement (4)
6.11	Guaranty and Pledge Agreement (4)
6.12	Independent Contractor Agreement (5)*
6.13	Grant of Restricted Stock Units (5)

*	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.
(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)
(2)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 2, 2022, and incorporated herein by reference).
(3)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).
(4)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 1, 2023, and incorporated herein by reference).
(5)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 26, 2024, and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer
September 29, 2025

/s/	Damian Finio
Chief Financial Officer (Chief Accounting Officer)
September 29, 2025